Exhibit 2.1.5

EXECUTION VERSION

TECO ENERGY, INC.

702 North Franklin Street

Tampa, Florida 33602

As of August 27, 2004

PSEG Americas Inc.

c/o PSEG Global L.L.C.

80 Park Plaza, T-20

Newark, NJ 07102

Re: Seller Indemnification Obligations; Title to TPS II Shares

Ladies and Gentlemen:

This letter (the “Letter”) is delivered by TECO Energy, Inc. (the “Parent”), a Florida corporation, pursuant to Section 11(j) of the Stock Purchase and Sale Agreement (the “Purchase Agreement”) dated as of the date hereof by and between PSEG Americas Inc. (the “Purchaser”) and TIE NEWCO Holdings, Inc. (the “Seller”), an indirect wholly-owned subsidiary of the Parent, pursuant to which the Purchaser has agreed to acquire from the Seller all of the issued and outstanding shares (the “TPS II Shares”) of TPS Holdings II, Inc. (“TPS II”), a Florida corporation. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

Parent hereby agrees, as a material inducement to the Purchaser to execute and deliver the Purchase Agreement and to consummate the transactions contemplated thereby (from which the Parent will benefit indirectly), as follows:

1.	Indemnification Obligations. Article 12 of the Purchase Agreement contains the indemnification obligations of the Seller (as such exist under and are limited by the Purchase Agreement, the “Indemnification Obligations”). Parent hereby covenants and agrees that Parent shall pay the Indemnification Obligations on the Seller’s behalf in the event the Seller does not pay the Indemnification Obligations when due.

2.	Title to TPS II Shares. If the Consummation occurs, Parent hereby covenants to exercise, and to cause its Affiliates to exercise, commercially reasonable best efforts to remove or extinguish any Liens in respect of the TPS II Shares.

3.	Releases. If the Consummation occurs, Parent hereby covenants to exercise, and to cause its Affiliates to exercise, commercially reasonable best efforts to ensure that the releases and waivers given on behalf of each Seller Post Consummation Affiliate contained in Section 7(c) of the Purchase Agreement are effective.

4.	Assignability. This Letter is binding upon and inures to the benefit of the successors and assigns of the Parent and the Purchaser; provided, that Parent hereby agrees not to assign this Letter except in connection with its merger, or sale of all or substantially all of its assets or more than 50% of its equity, or any other extraordinary transaction of a similar nature involving Parent.

5.	Termination. Parent’s obligations hereunder with respect to the Indemnification Obligations shall terminate upon the termination of the Indemnification Obligations in accordance with the terms of the Purchase Agreement.

6.	Limitation of Obligations. Except to the extent related to paragraphs (ii), (iii) and (iv) hereof, in no event shall Parent’s obligations or liabilities hereunder exceed those of Seller under the Purchase Agreement.

7.	Governing Law. The validity, interpretation and effect of this Letter are governed by and will be construed in accordance with the laws of the State of Florida without regard to conflicts of law doctrines except to the extent that certain matters are preempted by Federal law.

8.	Counterparts. This Letter may be executed in counterparts, all of which taken together shall constitute one and the same instrument.

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If you agree to and accept the foregoing, please so indicate by executing and returning to us the enclosed duplicate of this letter.

Very truly yours,

TECO ENERGY, INC.

By:	/s/ C. R. Black
Name:
Title:

ACCEPTED AND AGREED TO:

PSEG Americas Inc.

By:
Name:	Nelson Garcez, Jr.
Title:	Senior Vice President